

So
11-30-04



SECUR 04014283 ISSION
Washington, D.C. 20549

AP 11-30-2004

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41372

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2003** AND ENDING **September 30, 2004**
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Bullish Bob Bagley Securities, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
024761
FIRM I.D. NO.

2532-A Cedar Springs
                                 (No. and Street)

Dallas,   Texas   75201
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Bob Bagley, President   214-954-4449
                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hatfield & Hatfield, Inc., PC
                      (Name – if individual, state last, first, middle name)

7424 Greenville Avenue, Suite 100, Dallas, Texas 75231-4507
  (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 1 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Bob Bagley, President__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Bullish Bob Bagley Securities, Inc.__ , as of __September 30,__ , 20 04 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BULLISH BOB BAGLEY SECURITIES, INC.

Report Pursuant to Rule 17a-5(d)

SEPTEMBER 30, 2004

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

INDEPENDENT AUDITORS' REPORT

Board of Directors
Bullish Bob Bagley Securities, Inc.

We have audited the accompanying statement of financial condition of Bullish Bob Bagley Securities, Inc. (the Company), as of September 30, 2004, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bullish Bob Bagley Securities, Inc., as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
November 10, 2004

BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2004

ASSETS

Cash		$ 6,857
Due from Broker/Dealers		
Deposit Account	$ 9,000	
Interest Receivable	48	
Due from Broker/Dealers	94,943	103,991
Furniture and Equipment		
(net of Accumulated Depreciation of $ 61,407)		4,894
Other Assets		
Investment in NASDAQ	3.300	
Due from Shareholder	6,523	9,823
Total Assets		$ 125,565

LIABILITIES AND STOCKHOLDER'S EQUITY

Due to Broker Dealers		$ 25,711
Accrued Expenses		2,400
Commitments and contingent liabilities		see notes
Liabilities Subordinated to Claims of General Creditors		none
Total Liabilities		28,111
Stockholder's Equity		
Common Stock	$ 1,000	
Additional Paid-in Capital	7,001	
Retained Earnings	89,453	97,454
Total Liabilities and Stockholder's Equity		$ 125,565

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at 10/1/03	$ 1,000	$ 7,001	$ 125,377
Additions	none	none	none
Net Income <Loss>			<35,924>
Balance at 9/30/04	$ 1,000	$ 7,001	$ 89,453

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED SEPTEMBER 30, 2004

REVENUES

Commissions and Fees	$	108,508
Loss on Firm Investment Accounts		<42,057>
		66,451

EXPENSES

Clearances	3,602
Compensation	26,404
Occupancy	35,587
Depreciation	1,974
Other Operating Expenses	34,808
	102,375
Income <Loss> Before Taxes	<35,924>

Income Taxes-Deferred	$	none	
Income Taxes-Current		none	
Income Tax Refund Prior Periods		none	none

Net Income <Loss>	$	<35,924>

BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash flows from operating activities:	
Net income <loss>	$< 35,924>
Depreciation	1,974
Decrease in due from Broker/Dealers	< 26,077>
Increase in due from Stockholder	< 6,523>
Increase in due to Broker/Dealers	23,006
Decrease in accrued expenses	< 13,100>
Cash flows from operations	< 56,644>
Cash flows from investing activities:	
Purchase of office equipment	< 2,030>
Net cash flow	< 58,674>
Beginning cash balance October 1, 2003	65,531
Ending cash balance September 30, 2004	$ 6,857

Supplemental Cash Flow Information:

Income taxes actually paid	$ none
Interest paid	$ none

The accompanying notes are an integral part of these financial statements.

BULLISH BOB BAGLEY SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF CREDITORS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

Balance October 1, 2003 $ none

         Changes during year   none

Balance September 30, 2004 $ none

The accompanying notes are an integral part of these financial statements.

SCHEDULE I
BULLISH BOB BAGLEY SECURITES, INC.
STATEMENT OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
SEPTEMBER 30, 2004

Total ownership equity from the statement of financial condition		$ 97,454	
Deduct ownership equity not allowable for net capital		none	
Total ownership equity qualified for net capital		97,454	
Add:			
1. Liabilities subordinated to claims of general creditors allowable in computation of net capital		none	
2. Other allowable credits		none	
Total capital and allowable subordinated liabilities		97,454	
Deductions and/or charges			
1. Total non-allowable assets from statement of financial condition	$ 14,717		
2. Current note deficiency	none		
3. Commodity futures, contracts and spot commodities proprietary capital changes	none		
4. Other deductions and/or changes	none	14,717	
Subtotal		82,737	
Other Additions and/or allowable credits (lists)			
Haircuts on securities (computed where applicable pursuant to 15c-3-1			
1. Contractual securities commitment	$ none		
2. Subordinated securities borrowings	none		
3. Trading and investments securities:			
a. Exempted securities	none		
b. Debt securities	none		
c. Options	none		
d. Other securities	14,248		
4. Undue concentrations	none		
5 Other	none	14,248	
NET CAPITAL		$ 68,489	

Schedule I continued on next page

SCHEDULE I (continued)
BULLISH BOB BAGLEY SECURITIES, INC.
RECONCILIATION OF THE STATEMENT COMPUTATION
OF NET CAPITAL AND THE COMPUTATION OF RESERVE
REQUIREMENTS AND THE BROKER-DEALER'S
CORRESPONDING UNAUDITED PART II OR
PART IIA, FORM X-17A-5
SEPTEMBER 30, 2004

	RECONCILIATION WITH COMPANY'S COMPUTATION	COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
Per audit report at 9/30/04	$ 68,489	$ 25,000 (2)
Reported by broker-dealer on Part IIA, form X-17A-5	70,868	25,000
difference	$ < 2,379> (1)	$ none

EXCESS NET CAPITAL
$ 43,489

(1) rounding $ < 1>
   retained earnings adjustment
       reversed   20
   unrecorded liability   < 2,400>
                  $ < 2,379>

EXCESS NET CAPITAL
AT 1000%

$ 65,678

(2) Minimum dollar Net Capital requirement

RATIO: Aggregate
indebtedness to
net capital

.43 to 1

SCHEDULE II
BULLISH BOB BAGLEY SECURITES, INC.
COMPUTATION OF RESERVE REQUIREMENT
UNDER RULE 15c-3-3
SEPTEMBER 30, 2004

	Credits	Debits
1. Free credit balance and other credit balances in customers' security accounts.	$ none	$ none
2. Monies borrowed, collateralized by securities carried for the account of customers.	none	none
3. Monies payable against customers' securities loaned.	none	none
4. Customers' securities failed to receive credit balances in firm accounts which are attributable to principal sales to customers.	none	none
5. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days.	none	none
6. Market value of short security count difference over 30 calendar days old.	none	none
7. Market value of short securities and credits (not to be offset by longs or by debts) in all suspense accounts over 30 calendar days.	none	none
8. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days.	none	none
9. Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection.	none	none
10. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver.	none	none
11. Failed to deliver of customers' securities no older than 30 calendar days.	none	none
12. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in contract accounts.	none	none
Total	$ none	$ none

Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account". $ none

BULLISH BOB BAGLEY SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2004

Note A   Organization and nature of business:

Bullish Bob Bagley Securities, Inc., was incorporated May 12, 1989, in the State of Texas.   The corporation is a non-public broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(K)(2)(ii) which provides that all the funds and securities belonging to the company's customers would be handled by a correspondent broker-dealer. The corporation's office is located in Dallas, Texas, and its customers are located primarily in Texas. The corporation's main source of revenue is providing small and middle-market businesses and middle-income individuals brokerage services.

Note B   Clearing:

The corporation has a $9,000 clearing deposit with Southwest Securities, Inc., under a "Fully Disclosed Correspondent Agreement" dated January 30, 2002.

The corporation does not carry customer accounts receivable and does not, as a practice, handle securities of its customers.

Note C   Contingencies and commitments:

Commitments-The corporation leases office space on a month, to month basis.   The monthly rental is currently $2,500 per month.   Rent expense for the fiscal year ended 9/30/04, was $30,000.

Contingencies -The corporation is a party to various claims and complaints arising in the ordinary course of operations. In the opinion of management, all such claims are without merit, and an unfavorable disposition would not have a material on the financial position of the corporation.   Further, the corporation anticipates no losses due to environmental issues or hazardous employee working conditions.

Note D   *Significant accounting policies:*

Income is recorded when services are completed and expenses are recorded when they are incurred. The corporation is on the *accrual method* of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

Fair Value of Financial Instruments-Cash, receivable from broker/dealer, securities sold not yet purchased and accounts payable approximate their respective fair values as of September 30, 2004, due to either short maturity of these instruments or securities sold not yet purchased being reported at quoted market value.

Depreciation-Equipment is recorded at cost and is depreciated over a 5 to 7 year useful lives on the 200 % *accelerated method*.

Federal Income Taxes-Book basis and tax basis accounting timing differences are immaterial; therefore, deferred taxes have not been recorded in the financial statements. The corporation has a net operating loss carry forward at September 30, 2004, of approximately $63,755.

Cash Flows-For the purposes of the statement of cash flows, the corporation considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The statement of cash flows was prepared using the *indirect method*.

Note E   Credit and Other Concentrations:

The company grants credit to its clearing broker/dealer located within the Dallas/Fort Worth area.

Note E   Capital Stock:

The corporation has 10,000 shares common stock authorized and 1,000, $1 par value common stock issued and outstanding on September 30, 2004.

Note F   Net Capital Requirements:

The corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides, that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2004, the corporation had net capital of $68,489, which was $43,489, in excess of the required net capital of $25,000.

BULLISH BOB BAGLEY SECURITIES, INC.
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXPEMPTION
FROM SEC RULE 15c3-3
SEPTEMBER 30, 2004

HATFIELD & HATFIELD, INC
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL CORPORATION

<table>
<tr><td>

DALLAS
Vickery Park Office Building
7424 Greenville Avenue, #100
Dallas, Texas 75231-4507
214-361-2443

</td><td>

FORT WORTH
H&H Professional Building
5555 Bridge Street, #100
Fort Worth, Texas 76112
817-492-9400

</td></tr>
</table>

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Bullish Bob Bagley Securities, Inc.

In planning and performing our audit of the financial statements of Bullish Bob Bagley Securities, Inc. (the Company), for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any way for the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design of operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

HATFIELD & HATFIELD, INC., PC
Dallas, Texas
November 10, 2004